UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2017

Campagna Motors USA, Inc.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-10706

Delaware	81-4221515
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

100 Walnut Street	12919
Champlain, New York
(Address of principal executive offices)	(Zip Code)

(646) 878-6672

Registrant’s telephone number, including area code

Common Stock, par value $0.001 per share

(Title of each class of securities issued pursuant to Regulation A)

MANAGEMENT DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three and six months ended June 30, 2017

The following Management Discussion and Analysis (“Management’s Discussion and Analysis” or “MD&A”) should be read in conjunction with the Condensed Interim Financial Statements and the related notes for the six months ended June 30, 2017 that were prepared in accordance with accounting principles generally accepted in the United States of America and do not contain all the information required for financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other matters may occur which could affect the Company in the future. Unless stated otherwise, all dollar amounts are expressed in US dollars.

In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

As used in this MD&A, the terms "CM USA”, “the Company", "we”, "us”, "its" or "our", unless the context indicates otherwise, mean Campagna Motors, USA, Inc. a Delaware corporation.

Forward Looking Statements

Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of CM USA's business model; future operations, products and services; the impact of regulatory initiatives on CM USA's operations; the size of and opportunities related to the markets for their products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this Management Discussion and Analysis are subject to various risks and uncertainties, most of which are difficult to predict and are generally beyond the control of CM USA. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Description of Company

Campagna Motors USA, Inc. is a newly formed Delaware C Corporation that is under common beneficial ownership to CIRBIN, Inc., a Québec, Canada based company that manufactures and sells Campagna Motors branded vehicles. Campagna Motors USA, Inc. will be responsible for marketing, logistics, and sales of Campagna Motors branded vehicles in the United States, and will undertake some of its own product development and assembly of future vehicles.

Campagna Motors was founded by Daniel Campagna in 1988. Mr. Campagna was a mechanic for Mr. Gilles Villeneuve, a Formula 1 driver in the late 1970s. He began to design and build vehicles that were fun to drive and provided the performance that a racer was seeking. Mr. Campagna personally designed and handcrafted the first T-REX vehicle. By 1995 the T-REX was no longer handcrafted by Mr. Campagna himself and was factory produced.

In 2008, André Morissette and David Neault, through CIRBIN, Inc., purchased the assets of the entity then operating as Campagna Motors, T-Rex Vehicules Inc. CIRBIN, Inc. then began doing business as Campagna Motors Canada. CIRBIN, Inc. had been developing the V13R since 2006, prior to its acquiring the assets of T-Rex Vehicules Inc.

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Recent History and Overall Performance

January – June 2017 Key Activities & Results

In the six months to June 30th, 2017, Campagna Motors USA Inc. has started to implement its business plan as described in the Offering Circular. It has engaged in various business activities for it’s sales and marketing and financing efforts.

In June, the Company signed a dealer agreement with HGreg Luxury of Pompano Beach, FL, for the sale, service, rental and all other services related to the existing product, the T-REX and V13R. This dealer represents the next generation of dealers that it is starting to develop. With a very dynamic approach to sales and marketing and vast financial resources to promote the brand, HGreg Luxury is in a great position to offer the Southern Florida customers on all aspect relating to the Campagna products. This is the first licensed dealer under the terms outlined in the offering and begins our development of US dealers.

In May, the company hired Mr. Paul Henley as a financial advisor based in Dallas, Texas (with extensive experience with US securities and early stage US listings) to assist the company with the Reg A+ campaign and other financing initiatives. Mr. Henley is on a monthly retainer and is active in the financing of the company since that date.

The company also hired the services of EXL communication for it’s social media campaign that will promote the Reg A+ financing round starting in the 2nd half of 2017.

It also contracted CrowdPay.us, a company in based in New-York, NY, to provide the infrastructure and compliance technology for its Reg A+ crowdfunding.

As of June 30th, 2017, 4:00pm EDT, the offering circular had been qualified by the SEC. The company is now able to start to raise capital and receive investment. In addition, the company is actively seeking other sources of funding.

As of June 30th, Campagna Motors USA had revenues of $424k with COGS of $372k and operating expenses of $66k, resulting in a net loss of $49k.

July – September 2017 Key Activities & Results

In July, the Company signed a lease for an office space with warehousing capabilities at 100 Walnut St, Suite 34, Champlain, NY 12919. This lease provides the company with the capacity to have flexible warehousing capabilities and a permanent office. The Company registered in NY State with the Tax authorities.

It has entered into an agreement to resale and represent the vehicle in Puerto Rico with a partnership made of influent people from Puerto Rico. Only one sale has been generated through this new agreement.

In July and August, the Company generated revenues of $294,980 with a net income of $64,578.

In July and August, the Company recruited two external board members of experience; Mr. Alain Batty and Mr. Michael Hillman.

Mr. Batty is a former CEO of Ford Canada, he has over 30 years of senior executive experience with Ford around the world. CEO and Chairman of various Ford organizations in North America, Europe, Asia Pacific and Africa, M. Batty now, among other activities, serves on the Boards of some world-renowned universities and Business schools and has recently been appointed as a judge at the Commercial Court in Paris. With his international experience and expertise in the automobile industry, Alain can bring a lot of value to Campagna Motors USA.

A 40-year veteran of the motorcycle industry, Michael brings with him broad experience in operational management, distribution, sales/marketing, manufacturing and product engineering. As a consultant, he has continued to advise on acquisition strategy, foreign market entry and product planning. In more than 20 years as an executive at Harley-Davidson he served during the company’s more turbulent period as it emerged from being a division of a conglomerate (AMF), to a private company (via an LBO) to finally being a publicly traded company on the stock market (NYSE). Before coming to the USA and joining H-D, Mike had a successful engineering career in motor racing that included two world manufacturers championships with Jack Brabham.

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The Company is actively recruiting for a third position on its board of director and should have completed this task by the end of fiscal year 2017.

The Company has entered into discussions with a broker-dealer to support the Reg A+ financing round and is contemplating a private equity round in parallel to the Reg A+ round. The Company is also reviewing different public listing opportunities to be able to list on a stock exchange, or to be quoted over the counter, once the Reg A+ campaign is completed to create a secondary market for the stock and to support its future funding rounds. No contract has been finalized yet. The success of the Reg A+ round will impact the possibilities of listing, as some exchanges have higher financial criteria’s than others.

In summary—Campagna Motors USA- has secured its US base of operations as is now operational. We have executed our first US dealer under the terms outlined in our offering, have realized revenues for the company and hired US based professionals. Our operations are running and we are actively hiring a management team.

Outlook

The Company is aware that independent research produced by Technavio identifies that the global trike and autocycle market is expected to grow at a compound annual growth rate of approximately 13 percent from 2015 to 2020, with North America being the largest market for these vehicles.

When analyzing internet traffic trends from October 26, 2015 to October 25, 2016, the Company finds that 74% of website visitors are located in the United States. The top five states in which website visitors are located are Texas, California, New York, Florida, and Illinois. Almost 65% of the visitors are between the ages of 25-54, with nearly 88% of visitors being male. These trends give the Company a sense of where it has potential for targeting likely customers and confirms that the Company is reaching its desired demographic.

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Operating Results

Sales and related COGS started in the second quarter as the business became fully operational. The first quarter generated a loss of $33k and the second quarter a loss of $16k

Revenues and gross margin

Revenue and gross were $424k and $51k (12.1%) respectively for the first six month of 2017.

Expenses

General and administrative

June YTD G&A expenses were $45k and consist primarily of professional fees ($41k) to support the business launch.

Sales and marketing

June YTD Sales and marketing expenses were $21k and consist primarily of exhibition expenses ($19k).

Financial income and expenses

Net income, excluding foreign exchange gains and losses, for the second quarter of 2017 was a loss of $16 compared to a loss of $33k in the first quarter of 2017.

Interest expense, excluding foreign exchange gains and losses, for the second quarter of 2017 was $35k.

Liquidity and Capital Resources

At June 30, 2017, CM USA had Current Assets of $424k and Trade Payables of $370k compared to essentially no working capital at December 31, 2016. The increase is due to operational start-up of the USA business in early 2017.

CM USA’s main objectives in managing its capital resources are to ensure liquidity and to have funds available for working capital, capital asset purchases or other investments to support the business. Our capital resources consist primarily of cash, inventory and customer deposits. Management may need to raise additional financing in the short term depending on its ability to generate cash from sales activities, on which it is focused in order to reach a positive cash flow position.

The Company was essentially cash neutral in the first half of 2017. The Company’s cash resources stood at approximately $33k at the end of June. Although there is no assurance that CM USA will achieve a positive cash flow position before it requires additional funding and will be able to raise sufficient capital to fund its operations through the sale of its securities or debt obligations on terms favorable to it.

Commitments and Contingencies

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

Related Party Note Payable

On October 25, 2016, to fund operations, the Company entered into a note agreement with an entity with common shareholders as the Company. Under the terms of the agreement, the Company can borrow up to $400,000. In addition, the note incurs interest at 12% per annum. The note is payable in 12 equal monthly payments of $37,333 commencing on January 1, 2017 (amended, see below). As of December 31, 2016, the related entity had incurred approximately $281,000 on behalf of the Company. In addition, the Company recorded accrued interest of $9,272 related to the note. On December 31, 2016, these expenditures were either expensed or classified as prepaid expenses depending on whether or not there was a future benefit. Subsequent to December 31, 2016, the holder revised the note to be due and payable upon 30 days of a successful funding round or at any date prior that is mutually agreed to by the Company and the related party.

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OTHER INFORMATION

Management of the company has assessed the requirements of the Form 1-U and determined that no other information is required to be included in this semi-annual report that would have been included in the Form 1-U.

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INTERIM FINANCIAL STATEMENTS

CAMPAGNA MOTORS USA, INC.

BALANCE SHEET (UNAUDITED)

	June 30, 2017	December 31, 2016
Assets: Current assets
Current assets
Cash	$32,330	$185
Inventory	183,100	-
Customer Deposits	186,615	-
Prepaid other	1,731	3,462
Current assets	$403,776	$3,647

Total Assets	$403,776	$3,647

Liabilities and Stockholders' Deficit:
Accounts payable	$369,700	$-
Accrued liabilities	62,176	9,272
Related party note payable	307,216	280,559
Current liabilities	739,092	289,831
Total liabilities	739,092	289,831

Stockholders' Deficit
Common stock, par value $0.00001, 60,000,000 shares authorized, 33,333,333 shares issued and outstanding	333	333
Additional paid-in capital	3,000	3,000
Subscriptions receivable	(3,333)	(3,333)
Accumulated deficit	(335,316)	(286,184)
Total stockholders' deficit	(335,316)	(286,184)
Total liabilities and stockholders' deficit	$403,776	$3,647

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CAMPAGNA MOTORS USA, INC.

STATEMENT OF OPERATIONS (UNAUDITED)

YTD 2017
June 30

Revenues	$423,922

Cost of revenues	372,489

Gross profit	51,433

Operating expenses
General, sales and administrative	66,065
Total operating expenses	66,065

Operating loss	(14,632)

Other income (expense)
Interest expense	34,500
Total other expense	34,500

Income before provision for income taxes	(49,132)

Provision for income taxes	-

Net loss	$(49,132)

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CAMPAGNA MOTORS USA, INC.

STATEMENT OF STOCKHOLDERS’ DEFICIT

FOR THE PERIOD FROM OCTOBER 19, 2016 (INCEPTION) TO JUNE 30, 2017 (UNAUDITED)

			Additional			Total
	Common Stock		Paid-in	Subscriptions	Accumulated	Stockholders
	Shares	Amount	Capital	Receiv able	Deficit	Deficit
October 19, 2016 (Inception)	-	$-	$-	$-	$-	$-

Issuance of founders' shares	33,333,333	333	3,000	(3,333)	-	-
Net loss	-	-	-	-	(335,316)	(335,316)
June 30, 2017	33,333,333	333	3,000	(3,333)	(335,316)	(335,316)

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CAMPAGNA MOTORS USA, INC.

STATEMENT OF CASH FLOWS (UNAUDITED)

December 31, 2016
to
June 30, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(49,132)
Adjustments to reconcile net loss to net cash used in operating activities:
Expenses incurred by related party	-
Changes in operating assets and liabilities:
Inventory	(183,100)
Customer deposits	(186,615)
Prepaid expenses	1,731
Accounts payable	369,700
Accrued liabilities	52,904
Net cash used in operating activities	5,488

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party note payable	26,657
Net cash provided by financing activities	26,657

Increase in cash and cash equivalents	32,145
Cash and cash equivalents, beginning of period	185
Cash and cash equivalents, end of period	$32,330

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CAMPAGNA MOTORS USA, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Campagna Motors USA, Inc. (referred to as “Campagna Motors USA” or the “Company”) is a newly formed company that will become the exclusive marketing and distribution affiliate for CIRBIN, Inc. d.b.a. Campagna Motors. The Company was organized on October 19, 2016 as a C Corporation in the State of Delaware. Campagna Motors is an entity first organized on May 12, 2007 as a corporation under the laws of Québec, Canada. Campagna Motors USA is currently owned by the same owners as Campagna Motors. It is not a subsidiary of Campagna Motors. The Company’s year-end is December 31st.

Campagna Motors USA will benefit from the more than two decades of experience of Campagna Motors in bringing the Company’s innovative vehicles to market. Campagna Motors’ vehicles were first developed by Daniel Campagna, a former mechanic of Gilles Villeneuve, a Formula One racer, in Quebec, Canada. Daniel Campagna’s vision was for a light and nimble, comfortable, street-legal vehicle delivering exhilarating accelerations and precision handling. Since the 1990s, Campagna Motors’ vehicles have been available to purchasers in Canada and available in the United States since 2001. Campagna Motors USA will facilitate a focused expansion into the US market.

As of the date of these financial statements, the Company does not have an executed marketing and distribution agreement with Campagna Motors.

Management’s Plans

The Company will rely heavily on debt and equity financing for working capital and have only recently commenced operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaigns, additional borrowings from a related entity and if needed additional debt and/or equity financings (through a private offering). If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

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Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, prepaid expenses and related party note payable. Fair values for these items were assumed to approximate carrying values because of their short term nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: federal and state regulations governing vehicles, consumer demand for vehicles, change in consumer tastes, manufacturing delays, and technological advances in our industry. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company will recognize revenues when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in the Accounting Standards Codification (“ASC”). There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its financial statements and related disclosures.

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NOTE 3 – RELATED PARTY NOTE PAYABLE

Related Party Note Payable

On October 25, 2016, to fund operations, the Company entered into a note agreement with an entity with common shareholders as the Company. Under the terms of the agreement, the Company can borrow up to $400,000. In addition, the note incurs interest at 12% per annum. The note is payable in 12 equal monthly payments of $37,333 commencing on January 1, 2017 (amended, see below). As of June 30, 2017, the related entity had incurred approximately $307,216 on behalf of the Company. In addition, the Company recorded accrued interest of $43,772 related to the note. On June 30, 2017, these expenditures were either expensed or classified as prepaid expenses depending on whether or not there was a future benefit. Subsequent to June 30, 2017, the holder revised the note to be due and payable upon 30 days of a successful funding round or at any date prior that is mutually agreed to by the Company and the related party.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 5 – STOCKHOLDERS' DEFICIT

Common Stock

At Inception, the Company has authorized the issuance of 60,000,000 shares of common stock, each having a par value of $0.00001, and has no preferred stock.

On October 19, 2016, the Company issued 33,333,333 shares to two officers in exchange for $3,333. The amount is shown as a subscription receivable as the funds have yet to be remitted.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2017 through September 27, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time, other than disclosed above, that would have a material effect on these financial statements.

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INDEX TO EXHIBITS

2.1.	Certificate of Incorporation (1)

2.2	Bylaws (2)

4.	Form of Subscription Agreement (3)

6.1	Loan Agreement between Campagna Motors USA, Inc. and CIRBIN, Inc. (4)

6.2	Amendment to the Loan Agreement (5)

(1)	Filed as an exhibit to the company’s Form 1-A and available here, https://www.sec.gov/Archives/edgar/data/1688545/000114420416135305/filename3.htm.
(2)	Filed as an exhibit to the company’s Form 1-A and available here, https://www.sec.gov/Archives/edgar/data/1688545/000114420416135305/filename4.htm.
(3)	Filed as an exhibit to the company’s Form 1-A and available here, https://www.sec.gov/Archives/edgar/data/1688545/000114420416135305/filename5.htm.
(4)	Filed as an exhibit to the company’s Form 1-A and available here, https://www.sec.gov/Archives/edgar/data/1688545/000114420416135305/filename6.htm.
(5)	Filed as an exhibit to the company’s Form 1-A and available here, https://www.sec.gov/Archives/edgar/data/1688545/000114420417030964/v467405_ex6-2.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Campagna Motors USA, Inc.

By	/s/ André Morissette

André Morissette, Chief Executive Officer of
Campagna Motors USA, Inc.

This Semi-Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ André Morissette
André Morissette, Chief Executive Officer and Director
Date: September 28, 2017

/s/ David Neault
David Neault, Vice-President and Director
Date: September 28, 2017

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